Filed by Versum Materials, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: Versum Materials, Inc.

Commission File No.: 1-37664

Date: April 8, 2019

The following are select revised slides of an investor presentation previously filed by Versum Materials on April 1, 2019.

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Announced Synergies Developed Through Comprehensive Review and Independently Assessed Based on Detailed Analyses from Extensive Integration Planning by Both Companies alongside Leading Independent Management Consulting Firms Updated Synergy Estimates Description Target Timing Administrative ï,· Optimize costs (audit/consulting fees, IT hosting/app costs) and Functions $40mm streamline functional organizations Public ï,· Optimize costs for board, executive leadership and associated Company $10mm administrative costs Costs 1 year Cost ï,· Streamline organizational structure and optimize sales post close Business organization with lean/agile divisions, fully owning cost structure $50mm Operations ï,· Leverage combined capabilities and scale Manufacturing,ï,· Harmonize supplier terms for like materials and consolidate Logistics and suppliers to leverage scale (manufacturing, procurement, $25mm Procurement logistics) ï,· Cross-selling across major customers and geographies $50mm 3 years Revenueï,· Co-optimized products (run-rate EBITDA post close ï,· Integrated solutions impact) ï,· Optimize manufacturing and laboratory expansions CapEx ï,· Improve fleet management Taxï,· Benefits from Entegris’s more efficient tax structure Announced Cost Synergies as a % of Sales in Selected Transactions of Highly Complementary Businesses Merck / 12.4% Sigma-Aldrich Ecolab / 10.7% Champion PPG / Akzo Nobel N.A. 10.7% Decorative Paints IFF / 10.6% Frutarom Entegris / 1 9.4% ATMI In Line with Previous ENTG Transaction Entegris / 2 9.1% Versum (1) Based on realized synergies of $35 million and sales of $374 million; (2) Based on run-rate cost synergies of $125 million. 8

Track Record of Creating Value via M&A Execution and Integration

Combined Company Has a Strong M&A Track Record

- **Apr. 2014** — ATMI[1]: Advanced materials and material delivery systems
- **Oct. 2016** — Spin-Off of Versum[4]
- **Apr. 2017** — Trinzik Product Line[2]: Water and chemical filtration
- **Aug. 2017** — Dynaloy[5]: Advanced cleans
- **Jan. 2018** — PSS[3]: Particle sizing instrumentation for liquid applications
- **Jun. 2018** — SAES Pure Gas[6]: Bulk gas purification

Versum Transaction (Oct. 2016, Aug. 2017)

Entegris Transaction (Apr. 2014, Apr. 2017, Jan. 2018, Jun. 2018)

Integration Process is Well Underway

- Rigorous planning process underway for integration
- The integration teams of both companies **continue to evaluate** opportunities for savings
- Engaged **leading independent management consulting firms** in February following the announcement of the merger to confirm and identify synergy opportunities

(1) Publicly announced $30 million of synergies and achieved more than $35 million; organic EBITDA CAGR of ~12.5% between 2014 and 2018; (2) Results ahead of management plan at time of acquisition; (3) Results ahead of management plan at time of acquisition; (4) TSR of 126% since spin-off (between September 2016 and April 2019); (5) Achieved synergies ahead of management plan at time of acquisition; (6) Results ahead of management plan at time of acquisition and expected synergies of ~5.5% of target sales.

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Board Decision-Making Process was Characterized by Detailed Review, Extensive Diligence and Focused Planning Comprehensive Process • Since Versum’s spin-off, the Board has consistently and rigorously evaluated various value-enhancing opportunities • Many discussions included possibility of combination with Entegris • Involvement of leading legal and financial advisors throughout the process • Ultimately determined merger of equals with Entegris to be the most compelling strategic transaction Thorough Board Oversight • Consistent Board involvement throughout the process • 5 meetings in January to discuss merger of equals with Entegris • 7 meetings since February 27 to assess Merck’s offer and reevaluate value creation from combination with Entegris • Board has engaged in numerous discussions with shareholders in addition to hiring a second financial advisor to Extensive Diligence • Extensive operational, financial, legal, HR R&D and other diligence conducted through the process • Detailed review and analysis of integration plans and synergies by combined Versum and Entegris teams • Engaged leading independent management consulting firms in February following the announcement of the merger to confirm and identify synergy opportunities Board Authorized Versum Management and Advisors to Engage in Further Discussions with Merck 13